Exhibit 99.1

OKYO Pharma Announces Closing of $4.0 Million Registered Direct Offering of Ordinary Shares

London and New York, NY – September 15, 2023 – OKYO Pharma Limited (Nasdaq: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (“DED”), today announced the closing of its previously announced Company best efforts registered direct offering of 2,666,670 ordinary shares at an offering price of $1.50 per ordinary share conducted without an underwriter or placement agent to individuals and institutions. The gross proceeds to OKYO from the offering, before deducting estimated offering expenses payable by OKYO, were $4.0 million.

OKYO intends to use the net proceeds from the offering primarily for clinical development of the Company’s product candidates, general corporate purposes and working capital.

The securities described above are being offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-272516), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2023, and declared effective on June 14, 2023. The offering is being made only by means of a prospectus supplement and the accompanying base prospectus, as may be further supplemented by any free writing prospectus and/or pricing supplement that the Company may file with the SEC. The final prospectus supplement related to the offering has been filed with the SEC and is available on the SEC website.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a life sciences company, focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of management and include statements regarding the closing of the offering and the registered direct offering. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Forward-looking statements are subject to risks and uncertainties that may cause the Company’s actual activities or results to differ materially from those indicated or implied by any forward-looking statement, including, without limitation, due to risks disclosed in the section titled “Risk Factors” included in the final prospectus supplement filed with the SEC, and risks disclosed in other documents OKYO files from time to time with the SEC. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379
Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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